Exhibit 99.44

[Sandstorm Gold Logo]

For Immediate Release:

SANDSTORM GOLD ANNOUNCES A 250% INCREASE IN MEASURED

AND INDICATED RESOURCES AT LUNA GOLD’S AURIZONA MINE

Vancouver, British Columbia, December 8, 2011 — Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (TSX-V: SSL) is pleased to announce that Luna Gold Corp. (“Luna”) (TSX-V: LGC) has released a significant mineral resource update at the Aurizona Mine. Measured and Indicated gold resources now total 78 million tonnes at 1.26 g/t Au or 3.2 million ounces, an increase of 250% from the previous mineral resource estimate published in January 2009. Inferred gold resources now total 15.2 million tonnes at 1.47 g/t Au or 0.7 million ounces, an increase of 79% from the previous resource estimate.

In accordance with Sandstorm’s gold purchase agreement with Luna, Sandstorm is entitled to purchase 17% of the life of mine gold produced from the Aurizona Mine at a per ounce price equal to the lesser of US$400 and the then prevailing market price.

“The announced resource update by Luna represents an 80% increase in Sandstorm Gold’s company-wide measured and indicated resources” said Sandstorm President & CEO Nolan Watson. “Luna’s management team has done an excellent job at identifying and realizing the expansion potential of this project.”

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Consolidated Statement December 8, 2011, Inclusive of Reserves

Deposit	Classification	kt	Au g/t	Au oz
Piaba Pit Constrained[1]	Measured	10,782	1.13	391,000
	Indicated	62,939	1.28	2,596,000
	Measured and Indicated	73,721	1.26	2,987,000
	Inferred	2,469	1.47	117,000
Piaba Underground[2]	Measured	0	0.00	0
	Indicated	2,738	1.29	113,000
	Measured and Indicated	2,738	1.29	113,000
	Inferred	10,901	1.56	547,000
Tatajuba[3]	Measured	0	0.00	0
	Indicated	1,554	1.31	66,000
	Measured and Indicated	1,554	1.31	66,000
	Inferred	1,859	0.94	56,000
Total	Measured	10,782	1.13	391,000
	Indicated	67,231	1.28	2,775,000
	Measured and Indicated	78,013	1.26	3,166,000
	Inferred	15,229	1.47	720,000

Notes:

25g/t Au capping at Piaba and 10 g/t Au capping at Tatajuba.

Block dimensions are 10m x 10m in the xy plane and 3m on the z axis.

Piaba database consists of 69,578 meters consisting of 335 diamond drill holes and 142 reverse circulation holes and 374 auger drill holes.

1 Piaba pit constrained resources are reported at a cutoff grade of 0.30 g/t Au inside a pit optimization shell based on a gold price of US$1500 per ounce.

2 Piaba underground resources are reported at a cutoff grade of 0.75 g/t Au outside the pit optimization shell. The cutoff grade has been calculated at a gold price of US$1500 per ounce.

3 Tatajuba database consists of 4,740 meters in 45 diamond drill holes (2008). The Tatajuba resources are not constrained by a pit optimization shell.

Mineral resources that are not mineral reserves do not have a demonstrated economic viability

The independent QP responsible for the preparation of the mineral resource estimate and who has reviewed this press release is Leah Mach, CPG, of the Denver office of SRK Consulting (U.S.), Inc.

4 The Company has not yet up-dated its mineral reserves estimate for the Aurizona Gold Operation based on the new mineral resource discussed in this press release. For greater clarity, the Company’s mineral reserves estimate effective as of July 13, 2010 previously disclosed by the Company is based on an earlier mineral resource estimate which did not include the additional drilling data.

5 There may be political, environmental, legal and other risks that may materially affect the mineral resource estimate disclosed in this press release

6 Sandstorm has the option to purchase 17% of payable gold with an ongoing purchase price of $500 per payable ounce by paying a one time payment equal to 17% of the estimated capital expenditures of a feasibility study for an underground mine..

The resource has been updated by SRK Consulting (U.S.) Inc. according to Canadian National Instrument 43-101 guidelines and is based on 43,968 metres of new diamond, reverse circulation and auger drilling by Luna. Luna has also retained the services of a consulting firm to assist with the completion of a scoping study to identify the potential for expanded gold production opportunities at Aurizona.

Luna operates a rigorous QA/QC protocol on all aspects of sampling and analytical procedure. Drill core is checked, logged, marked for sampling and sawn in half. One half of the HTW (71 mm diameter) core is maintained for future reference and one half of the core is sent for analysis. Samples are collected at approximately 2 metre intervals, which are reduced to a 1 metre interval or less when a mineralized zone is encountered. All core and samples are stored in secure locked areas. Up to the end of Q3 2011

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samples were transported from the Aurizona project to the ALS Chemex sample preparation facility in Belo Horizonte, Minas Gerais accompanied by Luna personnel. After Q3 2011 samples were transported from the Aurizona project to the ACME Labs sample preparation facility in Cuiaba, Mato Grosso and Goiania, Goias accompanied by Luna personnel. Samples are assayed at ACME Labs in Santiago, Chile using a 50 gram fire assay with AAS finish. Samples are assayed at ALS Chemex Labs in Lima, Peru and Perth, Australia using a 50 gram fire assay with AAS finish. Each sample batch contains 10% of randomly inserted internal control samples consisting of certified analytical standards, blanks (barren rock) and duplicates. These QA/QC procedures provide several measures of data quality and assure Luna that the assay data is representative of the original sample. Additional technical information about the Aurizona Project is available in Luna’s technical report dated September 1, 2010, filed on SEDAR.

Titus Haggan Ph.D., EurGeol Certified Professional Geologist #746, Luna’s Vice President Exploration is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration programs.

A technical report in support of the mineral resource estimate disclosed in this press release will be filed on SEDAR within 45 days of the date of this release.

For more information visit the Luna website at http://www.lunagold.com.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a growth focused resource based company that seeks to complete gold purchase agreements with companies that have advanced stage development projects or operating mines. A gold purchase agreement involves Sandstorm making an upfront cash payment to its partners and in exchange, Sandstorm receives the right to purchase a percentage of the gold produced for the life of the mine, at a fixed price per ounce. Sandstorm helps other companies in the resource industry grow their business, while acquiring attractive assets in the process.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corp., Rambler Metals and Mining plc, Brigus Gold Corp., Metanor Resources Inc. and Donner Metals Ltd.

For more information visit: http://www.sandstormgold.com.

Cautionary Note Regarding Forward-Looking Information

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information tel 604.628.1165
1050 - 625 Howe Street,	TSX.V: SSL
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is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by the forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2010. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sandstorm does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws. Sandstorm does not provide any representation as to its comparability with other companies in its industry including, but not limited to, Silver Wheaton Corp., Royal Gold, Inc., and Franco-Nevada Corporation.

Contact Information:

Sandstorm Gold Ltd.

President and Chief Executive Officer

Nolan Watson

(604) 689-0234

Investor Relations Contact

Denver Harris

(604) 628-1178

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

tel 604.628.1165
1050 - 625 Howe Street,	TSX.V: SSL
Vancouver, BC V6C 2T6 Canada	SANDSTORMGOLD.COM